ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-179050

March 30, 2012

PRICING TERM SHEET

$350,000,000 7.875% Senior Notes due 2020

Issuers:	Vanguard Natural Resources, LLC VNR Finance Corp.
Security:	7.875% Senior Notes due 2020
Final Maturity Date:	April 1, 2020
Principal Amount:	$350,000,000
Gross Proceeds:	$347,459,000
Net Proceeds:	$339,584,000, before expenses to the Issuers
Coupon:	7.875%
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012
Price to Public:	99.274%
Benchmark Treasury:	U.S. Treasury due February 15, 2022
Benchmark Treasury Yield:	2.250%
Spread to Benchmark Treasury:	+575 basis points
Yield:	8.000%
Optional Redemption:

Make-whole call at any time prior to April 1, 2016

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the periods indicated below:

Date	Percentage
April 1, 2016	103.93750%
April 1, 2017	101.96875%
April 1, 2018 and thereafter	100.00000%

Clawback:	Prior to April 1, 2015, up to 35% at 107.875%
Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest, if any, to the date of purchase

Expected Settlement Date:	April 4, 2012 (T+3)
CUSIP and ISIN:	CUSIP: 92205C AA1 ISIN: US92205CAA18
Anticipated Tranche Ratings:*	Caa1 by Moody’s Investors Service, Inc. B- by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp. Capital One Southcoast, Inc. Comerica Securities, Inc. Scotia Capital (USA) Inc. Lloyds Securities Inc. Natixis Securities Americas LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

Capitalization

As of December 31, 2011, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom and the other transactions as set forth under “Capitalization,” the Issuers would have had (i) total debt outstanding in the principal amount of approximately $647 million, consisting of the notes offered hereby and approximately $297 million of outstanding borrowings under the Reserve-Based Credit Facility and (ii) approximately $373 million in further availability under such Reserve-Based Credit Facility. This information supplements the information contained in the capitalization table under the column “As Further Adjusted for this Offering” on page S-38 of the Preliminary Prospectus Supplement.

Description of Notes

The following describes changes to the summary of certain material provisions of the indenture contained in the Description of Notes within the Preliminary Prospectus Supplement. Language deleted from the summary is in strikethrough and language added to the summary is in bold and underlined.

The provision described under the heading “—Certain Covenants—Changes in Covenants if Notes Rated Investment Grade”, pursuant to which Vanguard Natural Resources, LLC and its restricted subsidiaries will no longer be subject to certain covenants in the indenture if the notes achieve an investment grade rating, is revised to provide that the covenant described under “—Certain Covenants—Reports” will continue to apply notwithstanding any such investment grade ratings event. Specifically, clause (h) of the second paragraph of the above-referenced provision is deleted in its entirety and clauses (f) and (g) of the second paragraph of the above-referenced provision are revised to read as follows:

(f) “—Certain Covenants—Transactions with Affiliates”; and

(g) “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries.”~~; and~~

Clause (4) of the first paragraph under the provision described under the heading “—Certain Covenants—Events of Default and Remedies” is revised to read as follows:

(4) failure by Vanguard for ~~180~~120 days after notice from the trustee or holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with the provisions described under “—Certain Covenants—Reports”;

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.